Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements and Report of Independent Registered
Public Accounting Firm Pursuant to Rule 17a-5
Public

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 John F Kennedy Road Suite 103
(No. and Street)

Dubuque	IA	52002-2840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Weitzel 563-583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, Inc. _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RAY A QUINT
Commission Number 710099
My Commission Expires:
05/22/2022
IOWA

Ray A. Quint
Notary Public

Timothy J.W.
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders' of Weitzel Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 19, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com



Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Weitzel Financial Services, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash and Cash Equivalents	$	216,061
Commissions Receivable		504,365
FINRA Holding Account		573
Prepaid		19,002
Furniture, Equipment, and Leasehold Improvements, net		112,673
Intangible Assets, net		28,000
Right of Use Asset		245,186
Total Assets	$	1,125,860

Liabilities and Stockholders' Equity

Liabilities

Accounts Payable	$	110
Commissions Payable		34,567
Deferred Rental Income		3,036
Accrued Payroll & Benefits		11,981
PPP Loan		97,010
Operating Lease Liability		248,102
Total Liabilities		394,806

Stockholders' Equity

Common Stock, No Par Value, 1,000,000 Shares Authorized	
2,000 Shares Issued and Outstanding	20,000
Additional Paid-In Capital	46,192
Retained Earnings	664,862
Total Stockholders' Equity	731,054
Total Liabilities and Stockholders' Equity	$ 1,125,860

The accompanying notes are an integral part of the financial statements.

4

NOTE 1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Weitzel Financial Services, Inc. (the Company) is a registered broker/dealer and a member of the Financial Industry Regulatory Authority, Inc ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with the Securities and Exchange Commission ("SEC").

The Company was originally formed as an Iowa domiciled corporation in October of 1969 for general business purposes under the name of Builders Development Corporation. Weitzel Financial Services, Inc. was established in August 1990. The Company has operated as a registered broker/dealer and independent insurance agency since January 1991 and has been offering investment advisory services since September 2017. The Company transacts business in mutual funds, annuities, and life products along with providing investment advisory services in financial planning and portfolio management.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to invest directly with the fund into which the customer is investing.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2020

NOTE 1. Summary of Significant Accounting Policies (Continued)

Commissions Receivable

Commissions receivable are uncollected obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management believes that, based on industry practice and collection history, the commissions receivable balance at December 31, 2020, is collectable in full and accordingly, no allowance for doubtful accounts has been recorded.

Property and Equipment

Property and equipment, net are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Leasehold Improvements	$ 16,959	39 years
Equipment	16,464	5-10 years
Software	3,756	3 years
Vehicles	183,833	5 years
	221,012	
Less: accumulated depreciation	(108,339)	
Property and equipment, net	$ 112,673	

Depreciation expense totaled $26,151 for the year ended December 31, 2020.

Expenditures for maintenance and repairs are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any related gain or loss is reflected in income for the period.

Right of Use Assets

Right of use assets are stated at the net present value of future minimum lease payments discounted at the Company's estimated incremental borrowing rate of 1.67%. Right of use assets are amortized over the lease term by the difference between the straight-line lease expense and the lease liability accretion.

Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2020

Intangible Assets

Intangible assets, net are recorded net of amortization and summarized by major classifications as follows:

		Useful Life
Client List	47,000	15 years
	47,000	
Less: accumulated amortization	(19,000)	
Intangible Assets, net	$ 28,000	

Amortization expense totaled $2,000 for the year ended December 31, 2020.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not recorded any impairment loss.

Income Recognition

Revenue is divided into three categories: Mutual Funds Commission Revenue, Commission Revenue, and Other Income.

The Company generates two types of revenue in the Mutual Fund Commission Revenue and three types of revenue in the Commission Revenue. The categories are as follows: sales-based commission revenue that is recognized at the point of sale on the trade date, trailing commission revenue that is recognized over time as earned, and Registered Investment Advisor ("RIA") fees that are recognized over time as earned.

Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Registered Investment Advisor Fees are based on an individual agreement between the client and the firm. The fee for RIA Portfolio Management Fees and RIA Solicitor Fees are a designated percentage of the market value of the clients' investment holdings as of quarter end. As they are based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Income Recognition (Continued)

The following table represents our sales-based and trailing commission revenues disaggregated by product category for the year ended December 31, 2020:

Mutual Funds and Commission Revenue		
Sales- Based	$	20,679
Trailing Revenue		170,418
Total Mutual Funds Commission Revenue	$	191,097
Commission Revenue		
Sales- Based		
Muni Fund Security	$	1,374
Variable Annuities		57,871
Insurance & Annuities		12,249
Total Sales- Based		71,494
Trailing Revenue		
Muni Fund Security		2,671
Variable Annuities		353,398
Total Trailing Revenue		356,069
RIA Fees		
Portfolio Management Fees		1,443,538
Solicitor Fees		18,781
Total RIA Fees		1,462,319
Total Commission Revenue	$	1,889,882

NOTE 1. Summary of Significant Accounting Policies (Continued)

<u>*Recently Issued Accounting Pronouncements*</u>

The Financial Account Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

<u>*Subsequent Events*</u>

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company's management paid a dividend of $250,000 on January 12, 2021.

NOTE 2. Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs were $909 for the year ended December 31, 2020.

NOTE 3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. The Company operates in the Northeastern Iowa, Southwestern Wisconsin, and Northwestern Illinois areas. This demographic makes the Company dependent upon the respective regions' economic conditions.

NOTE 4. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100 percent of the first 3 percent of compensation that employees contribute to the plan. The Simple IRA match was $13,178 for the year ended December 31, 2020.

NOTE 5. Income Taxes

Effective November 1, 2013, the Company elected to be taxed as an S Corporation, whereby income is reported to the stockholder's income tax return. As a result, no federal income tax provision is made by the Company.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the IRS and state authorities have not proposed any adjustment to the Company's tax position.

NOTE 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 at December 31, 2019, and the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2020, the Company had net capital of $597,523 which was $592,523 in excess of its required net capital of $5,000 and its aggregate indebtedness was $149,619. The Company's ratio of aggregated indebtedness to net capital was .25 to 1 at December 31, 2020.

NOTE 7. Lease

The Company has obligations as a lessee for office space and office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognize as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company leases its office space under an operating agreement that expires July 2023.

Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2020

NOTE 7. Lease (continued)

Other information related to leases at December 31, 2020:

Supplemental cash flow information:
        Cash paid for amounts included in the measurement of lease liabilities:
                Operating cash flow from operating leases $ 87,455

        ROU assets obtained in exchange for lease obligations:
                Operating Leases $ 372,637

        Reductions to ROU assets resulting from reductions to lease obligations:
                Operating Leases $ (89,310)

Weighted average remaining lease term:
        Operating leases - 2.5 years

Weighted average discount rate:
        Operating leases - 1.67%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities or lease liabilities for office space under a noncancelable operating lease as of December 31, 2020 is as follows:

Year Ended December 31,		Total
2021		96,919
2022		98,653
2023		58,145
Total undiscounted lease payments	$	253,717
Less: Imputed interest		(5,615)
Total lease liabilities	$	248,102

NOTE 7. Lease (continued)

The total expense for the year ended December 31, 2020 relating to the office lease was $97,085. Total rent expense for the year was $97,277.

NOTE 8. Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 9. COVID-19 Impact

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10. PPP Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interest, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on May 18, 2020 and received the loan proceeds of $97,010 on May 18, 2020. The loan has a 1% fixed annual interest rate. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based no our future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

NOTE 11. Classifications

Certain prior year amounts have been reclassified to conform to the current year's presentation. These charges had no impact on previously reported results of operations or stockholder's equity.